UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended                      November 30, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN (the “Plan”)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JEFFERIES GROUP, INC. 520 Madison Avenue

New York, New York 10022

FINANCIAL STATEMENTS AND EXHIBITS
(a)	Financial Statements and Supplementary Information (With Report of Independent Registered Public Accounting Firm Thereon)

(b)	Exhibit 1 — Report of the Independent Registered Public Accounting Firm Consent
SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN
	By:	Administration Committee

Date: May 28, 2009	By:	/s/ Roland T. Kelly
Roland T. Kelly
Authorized Person

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Financial Statements and Supplemental Schedule
November 30, 2008 and 2007
(With Report of Independent Registered Public Accounting Firm Thereon)

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm
The Administrative Committee
The Jefferies Group, Inc.
Employees’ Profit Sharing Plan:
We have audited the accompanying statements of net assets available for benefits of the Jefferies Group, Inc. Employees’ Profit Sharing Plan (the Plan) as of November 30, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, schedule H, line 4i — schedule of assets (held at end of year) as of November 30, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly presented in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
New York, New York
May 28, 2009

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
November 30, 2008 and 2007

	2008	2007

Assets:
Investments, at fair value (note 3):
Cash equivalents	$1,232,568	2,216,411
Common stock	38,804,227	81,920,288
Mutual funds	94,501,749	145,670,170
Participant loans	3,575,028	3,957,157

Total investments	138,113,572	233,764,026

Non-interest bearing cash	2,026	3,373

Receivables:
Accrued dividends on common stock	46,298	50,544
Accrued employer contributions	7,769	95
Prepaid expenses	18,803	—
Due from trustee for pending trades	16,659	213,508

Total receivables	89,529	264,147

Total assets	138,205,127	234,031,546

Liabilities:

Payables:

Due to trustee for pending trades	221,780	—
Accrued expenses	83,909	119,252

Total liabilities	305,689	119,252

Net assets available for benefits	$137,899,438	233,912,294

See accompanying notes to financial statements.

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended November 30, 2008 and 2007

	2008	2007

Additions (reductions) to net assets attributed to:
Investment (loss) income:
Interest and dividends	$9,192,456	8,987,730
Net (depreciation) appreciation in fair value of investments (note 3)	(96,610,146)	3,598,201

Total investment (loss) income	(87,417,690)	12,585,931

Contributions:
Employer	9,415,795	8,711,604
Participants	22,424,590	21,042,360

Total contributions	31,840,385	29,753,964

Total (reductions) additions	(55,577,305)	42,339,895

Deductions from net assets attributed to:
Benefits paid to participants	40,147,962	30,380,180
Administrative expenses	366,275	390,928

Total deductions	40,514,237	30,771,108

Net (decrease) increase before net transfers from related plan	(96,091,542)	11,568,787

Net transfers from related plan (note 1h)	78,686	10,104

Net (decrease) increase after net transfers from related plan	(96,012,856)	11,578,891

Net assets available for benefits:
Beginning of year	233,912,294	222,333,403

End of year	$137,899,438	233,912,294

See accompanying notes to financial statements.

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
November 30, 2008 and 2007
(1)	Description of the Plan

The following description of the Jefferies Group, Inc. Employees’ Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan sponsored by Jefferies Group, Inc. (the Company) covering all employees of the Company who have completed 90 days of service. The Plan became effective in December 1964 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Each year, participants may voluntarily contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also make voluntary after-tax contributions up to $12,000, with the total annual amount contributed, either on a pretax or after-tax basis, not exceeding 15% of the participant’s compensation for a Plan year. Participants may also contribute amounts representing distributions from other qualified defined benefit plans, defined contribution plans, or Individual Retirement Accounts (IRAs) that held contributions under a previous employer’s tax-qualified plan or contributory Individual Retirement Accounts (IRAs). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 2 equity investments, a managed equity fund, 28 mutual funds (including 2 money market funds), and a self-directed brokerage account (that invests in interest-bearing cash accounts and income-oriented and growth-oriented mutual funds), as investment options for participants. The Company provides a fixed matching contribution for each dollar contributed by the employee on a pretax basis. In 2006 the rate of match was 25%. Effective January 1, 2007, the rate of match was changed to 50%. Effective December 1, 2008, the rate of the match was changed back to 25%. The Plan also enables employees to share in the profits of the Company by means of the Company’s discretionary contributions that can only be made out of profits and are allocated on the basis of their compensation as defined in the Plan. Additional discretionary matching contributions are allocated to participant accounts based on the level of employee contributions made to the Plan. Contributions are subject to certain limitations. The Company did not authorize a discretionary contribution during 2008 or 2007.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
November 30, 2008 and 2007
(d)	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service as follows:

Vested
Years of vesting service	percentage

Fewer than two years	—%
Two years	33
Three years	67
Four years	100
(e)	Participant Loans

Participants may borrow from their fund accounts up to a maximum equal to the lesser of (1) $50,000 less the highest outstanding loan balance for the participant during the prior 12-month period or (2) 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at market rates that remain unchanged for the duration of the loan. The term of the loan may not exceed five years except for loans for the purchase of a primary residence, in which case the repayment period is over ten years. Principal and interest are paid ratably through monthly payroll deductions.

(f)	Payment of Benefits

On termination of service for any reason, a participant with an account balance greater than $1,000 may elect to (1) receive a lump-sum distribution in an amount equal to the value of the participant’s vested interest in his or her account, (2) elect a rollover distribution to an eligible retirement plan or eligible individual retirement account in an amount equal to the value of the participant’s vested interest in his or her account, or (3) elect to retain the amount of the vested balance in the Plan until the attainment of age 65. To the extent that a participant’s account is less than $1,000, the Company will distribute the vested interest in the participant’s account to the participant in the form of a lump-sum payment. To the extent that a participant’s account is less than $1,000 and invested in Company stock, the distribution will be made in the form of whole shares of Company stock or cash. The Plan allows for in-service withdrawals for hardship purposes as defined in the Plan document. The Plan also allows employees to withdraw vested balances starting at age 59 1/2 and to withdraw their voluntary and rollover contributions at any time.

(g)	Forfeited Accounts

At November 30, 2008 and 2007, forfeited nonvested accounts totaled $341,958 and $291,522, respectively. The balance at November 30, 2007 was reallocated among the active participants subsequent to the last day of the Plan year based on the level of the active participants’ compensation. No such reallocation of the balance of forfeited nonvested accounts as of November

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
November 30, 2008 and 2007
30, 2008 was made. Effective December 1, 2008, forfeited nonvested accounts are no longer reallocated, but are used to pay administrative expenses of the Plan.

(h)	Net Transfers from Related Plan

The Company also maintains an Employee Stock Ownership Plan (ESOP). The ESOP has a provision which allows eligible participants to transfer up to 25% of their ESOP holdings into the Plan. To be eligible to make such a transfer under the ESOP, the participant must be at least 55 years of age and must have completed at least 10 years of participation in the ESOP. Transfers from the ESOP into the Plan are done through transfers of Jefferies Group, Inc. common stock into the Plan at the current market value.

(i)	Administrative Expenses

All reasonable expenses of administering the Plan are either charged to participants and paid out of Plan assets or, effective December 1, 2008, paid from Plan forfeitures. If the expenses are charged to each participant’s account, they are charged on a pro rata basis.
(2)	Summary of Significant Accounting Policies
(a)	New Accounting Pronouncements

Adoption of Statement of Financial Accounting Standards (SFAS 157), Fair Value Measurements

Effective December 1, 2007, the Plan adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This pronouncement does not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-2, Effective Date of FASB Statement No. 157, which defers the effective date of SFAS 157 for one year for non-financial assets and non-financial liabilities that are not disclosed at fair value in the consolidated financial statements on a recurring basis. The FSP did not defer the recognition and disclosure requirements for financial or non-financial assets and liabilities that are measured at least annually. In 2008 the Plan adopted FSP FAS 157-2. In October 2008, the FASB issued FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active. FSP FAS 157-3 was effective upon issuance and applies to periods for which financial statements have not been issued. The FSP’s guidance clarifies various application issues with respect to the objective of a fair value measurement, distressed transactions, relevance of observable data, and the use of management’s assumptions. The effect of the adoption of SFAS 157, FSP FAS 157-2 and FSP FAS 157-3 did not have a material effect on the changes in net assets or financial position of the Plan.

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
November 30, 2008 and 2007
In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. Under FSP FAS 157-4, if the reporting entity has determined that the volume and level of market activity has significantly decreased and the transactions are not orderly, further analysis is required and adjustments to the quoted prices or transactions might be needed. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The Company is currently evaluating the impact that FSP FAS 157-4 will have on the Plan’s financial statements.

Adoption of Financial Accounting Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, which is effective for fiscal years beginning after December 15, 2006. FIN 48 provides guidance on how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires evaluation of tax positions taken or expected to be taken to determine whether the tax positions are “more likely than not” of being sustained by the applicable tax authority. The adoption of FIN 48 did not have any effect on the Plan’s financial statements. The Internal Revenue Service, the primary tax oversight body for this Plan, generally has the ability to examine plan activity for up to three prior years.

(b)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(c)	Use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value all investments except for participant loans. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balance, which approximates fair value.

The Plan invests in the Tukman Equity Fund, a separately managed fund with the underlying investments in U.S. company securities. The Tukman Equity Fund is stated at fair value, based on the value of its underlying investments, as reported to the Plan by Fidelity Management Trust Company, the Plan’s trustee.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is reported when earned.

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
November 30, 2008 and 2007
(e)	Concentration of Investments

Investment in common stock of Jefferies Group, Inc. comprises approximately 17% and 22% of the Plan’s investments as of November 30, 2008 and 2007, respectively.

(f)	Risks and Uncertainties

The Plan provides for various investment options in mutual funds, common stock, and a self-directed brokerage account. The equity security investment options consist of the common stock of Jefferies Group, Inc. and Investment Technology Group, Inc., (ITG). Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it reasonable to expect that changes in the values of these securities will occur in the near term and that such changes could materially affect the amount reported in the accompanying statements of net assets available for benefits, the statements of changes in net assets available for benefits and participants’ account balances.

Investment securities are exposed to various risks such as interest rate, market, and credit. The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments. Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participant who made such decisions.

The value, liquidity and related income of the securities the Plan invests in are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes interest rates.

(g)	Payment of Benefits

Benefits are recorded when paid.

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
November 30, 2008 and 2007
(3)	Investments, at fair value

The following presents investments, with those that represent 5% or more of the Plan’s net assets separately identified:

	2008	2007

Cash equivalents	1,232,568	2,216,411

Common stock:
Jefferies Group, Inc.	$22,832,213	50,521,200
ITG	2,864,997	9,454,310
All other common stock less than 5%	13,107,017	21,944,778
Mutual funds:
Fidelity Magellan Fund	9,551,993	19,361,986
Fidelity Growth and Income Fund	6,960,776	15,846,977
Fidelity OTC Portfolio Fund	7,359,699	14,658,743
Fidelity International Discovery Fund	9,884,825	17,396,594
Fidelity Retirement Money Market Fund	15,799,455	15,666,848
Fidelity Spartan U.S. Equity Index Fund	11,018,609	17,908,701
All mutual funds less than 5%	33,926,392	44,830,321
Participant loans	3,575,028	3,957,157

Total investments	$138,113,572	233,764,026

Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1: Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities that are traded in an active exchange market, as well as U.S. Treasury securities.
Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quotes prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted market prices that are traded less frequently than exchange-traded instruments. This category generally includes certain U.S. Government and agency mortgage-backed debt securities, corporate-debt securities and alternative investments.

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
November 30, 2008 and 2007
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private debt and equity instruments and alternative investments.
An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.
Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial asset, including estimates of timing, amount of expected future cash flows and the credit standing of the issuer. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset. In addition, the disclosed fair values do not reflect any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.
The following table presents the Plan’s fair value hierarchy for those assets measured at fair value as of November 30, 2008. At November 30, 2008, Level 3 assets comprised approximately 2.6% of the Plan’s total investment portfolio fair value.

	Fair
	Value	Level 1	Level 2	Level 3
Investments:
Cash equivalents	$1,232,568	1,232,568	—	—
Common stock	38,804,227	38,804,227
Mutual funds	94,501,749	94,501,749	—	—
Participant loans	3,575,028	—	—	3,575,028

Total	$138,113,572	134,538,544	—	3,575,028

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
November 30, 2008 and 2007
The following table presents a reconciliation for all Level 3 investments, representing participant loans, measured at fair value for the period December 1, 2007 to November 30, 2008.

Level 3 Assets
Beginning balance December 1, 2007	$3,957,157
Repayments of principal	(1,479,745)
Benefit payments	(845,620)
Loan withdrawals	1,943,236

Ending balance November 30, 2008	$3,575,028

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by investment type, as follows:

	2008	2007
Common stock	$(34,768,403)	(4,325,651)
Mutual funds	(61,841,743)	7,923,852

	$(96,610,146)	3,598,201

(4)	Party-in-Interest Transactions

In addition to the Company common stock, certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services for the years ended November 30, 2008 and 2007 amounted to $264,642 and $359,286, respectively.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 12, 2004 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
November 30, 2008

	Identity of issuer	Description of asset	Current value
		Cash equivalents:
*	Fidelity Management Trust Company	Institutional Cash Portfolio (624,471 shares)	$ 624,471
*	Fidelity Management Trust Company	Brokeragelink Fund (608,097 shares)	608,097
		Common Stock:
*	Jefferies Group, Inc.	Jefferies Group, Inc. (1,835,387 shares)	22,832,213
*	ITG, Inc.	ITG, Inc. (171,249 shares)	2,864,997
	3M Co	3M Co (9,100 shares)	609,063
	Automatic Data Processing, Inc.	Automatic Data Processing, Inc. (28,400 shares)	1,166,104
	Avon Products, Inc.	Avon Products, Inc. (14,500 shares)	305,950
	Berkshire Hathaway, Inc.	Berkshire Hathaway, Inc. (164 shares)	573,836
	Coca Cola Co.	Coca Cola Co. (20,500 shares)	960,835
	Walt Disney Company	Walt Disney Company (30,587 shares)	688,819
	General Electric Company	General Electric Company (30,000 shares)	515,100
	Goldman Sachs Group, Inc.	Goldman Sachs Group, Inc. (3,900 shares)	308,061
	International Business Machines Corporation	International Business Machines Corporation (12,700 shares)	1,036,320
	Johnson & Johnson	Johnson & Johnson (18,100 shares)	1,060,298
	Lowes Cos Inc	Lowes Cos Inc (32,900 shares)	679,714
	Microsoft Corporation	Microsoft Corporation (34,700 shares)	701,634
	Pepsico, Inc.	Pepsico, Inc.(15,500 shares)	878,850
	Procter & Gamble Co.	Procter & Gamble Co. (18,000 shares)	1,158,300
	Schlumberger Ltd.	Schlumberger Ltd. (8,500 shares)	431,290
	Wal Mart Stores, Inc.	Wal Mart Stores, Inc. (20,300 shares)	1,134,364
	Wells Fargo & Company	Wells Fargo & Company (31,100 shares)	898,479
		Mutual funds:
	Neuberger Berman	NB High Income Bond Inv (205,747 shares)	1,263,287
*	Fidelity Management Trust Company	Fidelity Magellan Fund (217,933 shares)	9,551,993
*	Fidelity Management Trust Company	Fidelity Growth and Income Fund (535,444 shares)	6,960,776
*	Fidelity Management Trust Company	Fidelity Intermediate Bond Fund (576,364 shares)	5,135,399
*	Fidelity Management Trust Company	Fidelity OTC Portfolio Fund (271,576 shares)	7,359,699
*	Fidelity Management Trust Company	Fidelity Overseas Fund (77,557 shares)	1,848,187
*	Fidelity Management Trust Company	Fidelity International Discovery Fund (441,287 shares)	9,884,825
*	Fidelity Management Trust Company	Fidelity Asset Manager 50% (181,023 shares)	1,920,649
*	Fidelity Management Trust Company	Fidelity Low Price Fund (94,712 shares)	2,018,306
*	Fidelity Management Trust Company	Fidelity Asset Manager 70% (241,516 shares)	2,579,393
*	Fidelity Management Trust Company	Fidelity Asset Manager 20% (138,496 shares)	1,408,506
*	Fidelity Management Trust Company	Fidelity Small Capital Stock Fund (534,704 shares)	4,823,027
*	Fidelity Management Trust Company	Fidelity Strategic Income Fund (388,683 shares)	3,280,488
*	Fidelity Management Trust Company	Fidelity Freedom Income Fund (8,125 shares)	77,271
*	Fidelity Management Trust Company	Fidelity Freedom Fund 2000 (501 shares)	5,129
*	Fidelity Management Trust Company	Fidelity Freedom Fund 2010 (15,689 shares)	163,634
*	Fidelity Management Trust Company	Fidelity Freedom Fund 2020 (42,705 shares)	429,183
*	Fidelity Management Trust Company	Fidelity Freedom Fund 2030 (21,682 shares)	210,102
*	Fidelity Management Trust Company	Fidelity Freedom Fund 2040 (34,400 shares)	190,574
*	Fidelity Management Trust Company	Fidelity Freedom Fund 2005 (212 shares )	1,792
*	Fidelity Management Trust Company	Fidelity Freedom Fund 2015 (10,724 shares)	92,119
*	Fidelity Management Trust Company	Fidelity Freedom Fund 2025 (6,533 shares)	53,698
*	Fidelity Management Trust Company	Fidelity Freedom Fund 2035 (25,564 shares)	203,489
*	Fidelity Management Trust Company	Fidelity Freedom Fund 2045 (15,732 shares)	102,256
*	Fidelity Management Trust Company	Fidelity Freedom Fund 2050 (38,457 shares)	244,970
*	Fidelity Management Trust Company	Fidelity Retirement Money Market Fund (15,799,445 shares)	15,799,445
*	Fidelity Management Trust Company	Fidelity Retirement Government Money Market Fund (6,150,240 shares)	6,150,240
*	Fidelity Management Trust Company	Fidelity Spartan U.S. Equity Index Fund (346,388 shares)	11,018,609
*	Fidelity Management Trust Company	Brokeragelink Fund (1,724,703 shares)	1,724,703
		Participant loans:
*	Participant loans	719 loans, various maturities; balance collateralized by 212 participant accounts, interest rates range from 3.75% to 9.00%	3,575,028

	Totals		$138,113,572

*	Party-in-interest investment.
See accompanying independent auditors’ report.